Exhibit 99.1

Ayr Wellness Announces Opening of Two New Retail Locations in Florida

MIAMI, January 9, 2023 - Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), today announced that it has opened two new retail locations in Florida in Tarpon Springs and Orlando.

“We are excited to begin 2023 by welcoming customers to our newest locations in Ayr’s home state of Florida,” said David Goubert, President at Ayr. “2022 was a year of tremendous growth for Ayr in Florida and we look forward to building on that momentum and creating lasting relationships with even more customers in the year ahead.”

The Tarpon Springs store features 3,470 sq. ft. of retail space and is located in a highly populated, residential area near popular destinations including downtown Tarpon Springs, Tarpon Sponge Docks and Tarpon Square. The Orlando Turkey Lake location, featuring 4,800 sq. ft. of retail space, is near the world-class Orange County Convention Center and Orlando’s renowned surrounding hotels, theme parks and attractions.

Both stores feature the AYR retail design concept and operate under the Liberty Health Sciences banner. The new stores will offer many of Ayr’s national brands and products and feature a “bud bar,” providing customers with a sensory experience showcasing samples of whole flower strains currently available for purchase.

The Tarpon Springs store is located in Pinellas County on Florida’s central Gulf Coast at 41680 US Highway 19 N, Tarpon Springs, FL 34689. The Orlando store is located in the Orlando Metropolitan Area in Orange County at 7720 Turkey Lake Rd. #104, Orlando, FL 32819.

Florida has more than 778,000 registered patients enrolled in its medical marijuana program as of January 2, per Florida OMMU, and has generated $2.4 billion in legal cannabis sales in 2022, as of September, per BDSA.

To learn more about Ayr Wellness or to locate your nearest dispensary visit www.ayrwellness.com.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained in a timely manner or at all; inflationary pressures may increase input costs; supply chain issues may hamper production and distribution; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; state laws may restrict or prevent inter-state commerce in cannabis products; acquisitions may not be able to be completed on satisfactory terms or at all; and Ayr may not be able to raise needed additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

T: (786) 885-0397

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR
T: (720) 330-2829
Email: IR@ayrwellness.com